UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Pixelplus Co., Ltd.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
72582A102
(CUSIP Number)
Initial Public Offering – December 21, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|	Rule 13d-1(b)
|_|	Rule 13d-1(c)
|X|	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)	Page 1 of 5 pages

CUSIP No. 72582A102

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1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

JAFCO Asia Technology Fund

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2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

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3.	SEC Use Only

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4.	Citizenship or Place of Organization Cayman Islands

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Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 593,520 common shares (Note 1)
6. Shared Voting Power None
7. Sole Dispositive Power 593,520 common shares (Note 1)
8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	593,520 common shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	8.3%

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12.	Type of Reporting Person (See Instructions)	OO (Cayman Islands company)

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Note 1: The Reporting Person is a wholly-owned subsidiary of JAFCO Asia Technology Fund L.P., which is managed by its general partner, JAFCO Asia Technology Holdings Limited. JAFCO Asia Technology Holdings Limited makes all investment and voting decisions relating to the Reporting Person’s ownership of the Issuer’s common shares. JAFCO Asia Technology Holdings Limited is a wholly-owned subsidiary of JAFCO Investment (Asia Pacific) Ltd., which, in turn, is a wholly-owned subsidiary of JAFCO Co., Ltd., a public company listed on the Tokyo Stock Exchange.

Item 1.

(a)	Name of Issuer:

Pixelplus Co., Ltd.

(b)	Address of Issuer's Principal Executive Offices

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Korea

Item 2.

(a)	Name of Person Filing
JAFCO Asia Technology Fund
(b)	Address of Principal Business Office or, if none, Residence

Office of Maples and Calder,

Attorneys-at-law,

P.O. Box 309, George Town,

Grand Cayman, Cayman Islands,

British West Indies.

(c)	Citizenship
Cayman Islands
(d)	Title of Class of Securities
Common Shares
(e)	CUSIP Number
72582A102

Item 3.	Not applicable
Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
593,520 common shares
(b)	Percent of class:
8.3%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
593,520 common shares (Note 1)

(ii)	Shared power to vote or to direct the vote:
None
(iii)	Sole power to dispose or to direct the disposition of :
593,520 common shares (Note 1)
(iv)	Shared power to dispose or to direct the disposition of :
None

Note 1: The Reporting Person is a wholly-owned subsidiary of JAFCO Asia Technology Fund L.P., which is managed by its general partner, JAFCO Asia Technology Holdings Limited. JAFCO Asia Technology Holdings Limited makes all investment and voting decisions relating to the Reporting Person’s ownership of the Issuer’s common shares. JAFCO Asia Technology Holdings Limited is a wholly-owned subsidiary of JAFCO Investment (Asia Pacific) Ltd., which, in turn, is a wholly-owned subsidiary of JAFCO Co., Ltd., a public company listed on the Tokyo Stock Exchange.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2006
JAFCO Asia Technology Fund

Signature: /s/ Chew Cheng Keat
Name: Chew Cheng Keat
Title: Attorney